EXHIBIT 99.2

Valneva Reports Nine-Month 2021 Revenue and Cash

Strong financial position

  Cash and cash equivalents of €247.9 million at the end of September 2021
    Reflects $107.6 million of gross proceeds raised in a US IPO and placement in Europe in the second quarter of 2021
    Does not include $102.0 million of gross proceeds raised in a follow-on offering in the US and Europe in the fourth quarter of 2021

Total revenue (excluding COVID) of €69.8 million in the first nine months of 2021 compared to €58.8 million in the first nine months of 2020

  Product sales of €45.5 million in the first nine months of 2021 (€45.9 million in the first nine months of 2020)
  €24.3 million of Other Revenues (revenues from collaborations, licensing and services) in the first nine months of 2021 (€12.9 million in the first nine months of 2020)

Updated 2021 financial guidance (excluding COVID)

  Total revenues, excluding VLA2001, now expected between €85 million and €100 million (compared to €80 million to €105 million previously)
  R&D expenses, excluding VLA2001, now expected between €60 million to €70 million (compared to €65 million to €75 million previously)

Valneva confirms that Peter Bühler will join the Company as Chief Financial Officer on January 1, 2022 and has appointed Vincent Dequenne, formerly Senior Vice President Operations, as Chief Operating Officer.

Key Milestones Achieved in 2021 include:

Lyme Disease Vaccine Candidate VLA15

  Further positive Phase 2 results reported, including booster response

Inactivated COVID-19 Vaccine Candidate VLA2001

  Positive pivotal Phase 3 Results reported
    Superiority in terms of neutralizing antibody titer levels compared to comparator vaccine, AstraZeneca’s AZD1222
    Non-inferiority in terms of seroconversion rates
    Significantly better tolerability profile than comparator
    Advance Purchase Agreement approved by European Commission (EC) for up to
    60 million doses

Single-Shot Chikungunya Vaccine Candidate VLA1553

  Positive pivotal Phase 3 results reported

Raised approximately $210 million

  Successful Nasdaq Initial Public Offering (IPO) and concurrent placement in Europe
  Successful follow-on offering in the US and Europe

Thomas Lingelbach, Valneva’s Chief Executive Officer, commented, “Valneva is continuing to deliver on its R&D objectives. This year, we successfully advanced our clinical programs and reported positive Phase 3 results for two vaccine candidates. If approved, we expect both vaccines to make a positive change to people’s lives. Based on the strong tolerability and immunogenicity of our differentiated COVID-19 vaccine candidate, we have been able to get a deal approved by the EC and are grateful for the trust and confidence the EU has put in us and VLA2001. Our team has delivered phenomenally well this year and I would like to thank them for their continued commitment and dedication. I would also like to thank our long term shareholders for their support.”

Saint Herblain (France), November 18, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today reported its revenue and cash balance for the first nine months of the year 2021.

Revenues
Valneva’s total revenues were €69.8 million in the first nine months of 2021 compared to €58.8 million in the first nine months of 2020.
Product sales slightly declined by 0.9% to €45.5 million in the first nine months of 2021 compared to €45.9 million in the first nine months of 2020 as the travel industry continued to be impacted by the COVID-19 pandemic. On a constant exchange rate (CER) basis, product sales increased by 1.8% in the first nine months of 2021 compared to the first nine months of 2020.
IXIARO®/JESPECT® sales increased by 9.5% (14.9% at CER) to €33.7 million in the first nine months of 2021 compared to €30.8 million in the first nine months of 2020 as the impact of the COVID-19 pandemic on the vaccine sales was mitigated by sales to the U.S. Government’s Department of Defense (DoD) during the period.
DUKORAL® sales declined by 95.9% (equally 95.9% at CER) to €0.5 million in the first nine months of 2021 compared to €13.2 million in the first nine months of 2020.
Third Party product sales grew by almost 500% to €11.2 million in the first nine months of 2021 from €1.9 million in the first nine months of 2020. The increase in Third Party product sales was driven by incremental sales related to Valneva’s distribution agreement with Bavarian Nordic for the sales of Rabipur®/RabAvert® and Encepur® that commenced in certain territories in 2021.
Other Revenues, including revenues from collaborations, licensing and services, amounted to €24.4 million in the first nine months of 2021 compared to €13.0 million in the first nine months of 2020. This increase was attributable to higher revenues related to the Lyme R&D collaboration agreement with Pfizer, incremental revenues related to the collaboration with Instituto Butantan for providing VLA1553 in LMICs as well as higher revenues generated in the CTM Manufacturing unit in Sweden.

Liquidity
Liquid funds increased to €247.9 million as of September 30, 2021 compared to €156.2 million as of December 31, 2020. Liquids funds at the end of September 2021 do not include approximately $102.0 million of gross proceeds raised in a follow-on offering in the US and Europe in the fourth quarter of 2021.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to expected total revenues and R&D expenses for full fiscal year 2021. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, including but not limited to the HMG Supply Agreement, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.